# SEC Schedule 13D (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hartford Creative Group, Inc., CIK 0001482554
CUSIP: 41653H106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8832 GLENDON WAY, ROSEMEAD, California (CA), 91770
Date of event which requires filing of this statement: 10/31/2024
Filed by CIK 0002013085
Persons authorized to receive notices and communications: William B. Barnett, 60 Kavenish Dr., Rancho Mirage, California (CA), 92270, 442-274-7571

## Reporting persons
- Song Lianyue (CIK 0002013085): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 35,484,880; shared voting power 0; sole dispositive power 35,484,880; shared dispositive power 0; aggregate amount beneficially owned 35,484,880 (35.5% of the class)
  Comment: Based on 100,108,000 shares of Common Stock outstanding as of November 4, 2024, as reported by the Issuer to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Hartford Creative Group, Inc.
Address of issuer's principal executive offices: 8832 GLENDON WAY, ROSEMEAD, California (CA), 91770

## Item 2. Identity and Background
Name of person filing: Lianyue Song
Residence or business address: 8832 Glendon Way, Rosemead, CA 91770
Present principal occupation or employment: Lianyue Song is an individual and an investor. Other than his own ownership of the Issuer's common stock, he does not own any other securities of the Issuer nor is a party to any contract, agreement or understanding required to be disclosed herein. He is not affiliated with any other public companies.
Criminal convictions in the last five years: During the last five years, Mr. Song has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Mr. Song has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, degree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: This Schedule 13D/A is being filed as a result of a change in the percentage of beneficial ownership of common stock of the Issuer by the Reporting Person due to the sale on October 31, 2024, of an aggregate of 32,700,000 shares of the Issuer's Common Stock for consideration valued at $700,000 leaving the Reporting Person with a total of 35,484,880 shares of the Issuer's Common Stock, representing approximately 35.45% of the total issued and outstanding Common Stock of the issuer as of the date hereof. All of the sales and purchases were private transactions between the Reporting Person and shareholders of the Issuer. All the shares were restricted and remained restricted after such sales and acquisitions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person currently beneficially owns 35,484,880 shares of Common Stock, which represents 35.45% of the outstanding shares of Common Stock of the Issuer. Such percentages and the percentages below are calculated based on 100,108,000 shares of Common Stock outstanding as of November 4, 2024. All of the Reporting acquisition and disposition of shares of the Issuer have been previously reported on Form 3 and Form 4 filings made with the SEC under Section 16 of the Securities Exchange Act of 1934, together with other filings of the Issuer made on Forms 10-Q, Forms 10-K, Form 13D, 13D/A, and proxy statements.
Number of shares as to which each person has sole or shared power to vote or dispose: Please see 5(a) above.
Transactions in the class effected during the past sixty days: Other than as reported herein and Item 6, the Reporting Person has not affected any transactions in the Common Stock during the past 60 days of this Report.
Other persons with the right to receive dividends or sale proceeds: Other than as described herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 35,484,880 shares of Common Stock of the Issuer over which Mr. Song has beneficial ownership.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for an Acceleration Program Participation Agreement between the Issuer, Mr. Song and US Unicorn Foundation Inc. wherein in exchange for 4,004,320 shares of common stock owned by Mr. Song, Unicorn will render consulting services to the Issuer to expedite its business goals and to help with those services required to prepare the Issuer to up-list to an appropriate stock exchange, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable

## Signatures
- Song Lianyue: /s/ Lianyue Song, Lianyue Song (11/04/2024)